MG CAPITAL

A BETTER HC2



Time For a Better Board and Vision

April 13, 2020

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MG CAPITAL MANAGEMENT LTD. (TOGETHER WITH PERCY ROCKDALE LLC, THE NOMINATING STOCKHOLDER, AND ITS AFFILIATES, "MG CAPITAL" OR "WE"), THE PROPOSED DIRECTOR NOMINEES AND THE OTHER PARTICIPANTS IN THE SOLICITATION OF CONSENTS FROM STOCKHOLDERS OF HC2 HOLDINGS, INC. (THE "ISSUER") FOR THE ELECTION OF DIRECTORS OF THE ISSUER, WITH RESPECT TO FUTURE EVENTS. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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TABLE OF CONTENTS

Executive Summary

A BETTER HC2

MG CAPITAL IS A MAJOR STOCKHOLDER OF HC2

Firm overview and background

- MG Capital (together with its affiliated entities, including Percy Rockdale) is a privately-held investment firm based in New York City that focuses on investing in complex, event-driven opportunities.

  - Based on extensive analysis over multiple years, we posses deep knowledge of HC2's assets, holding company operations, financial performance and governance.

  - We publicly disclosed our investment in HC2 in January 2020 and are currently one of the Company's largest stockholders, owning more than 6% of the common stock.

  - We are seeking to remove HC2's six incumbent directors and install our slate of six nominees, which has been recruited to specifically address the Company's issues.

- Michael Gorzynski, MG Capital's managing member, has 20 years of experience in investment banking, private equity and investing in special situations across global markets.

- Mr. Gorzynski previously spent five years at Third Point, where he focused on special situations investing before, during, and after the 2008-2009 Global Financial Crisis.

- Mr. Gorzynski is an expert in the insurance and financial services industries, having participated in dozens of related restructurings and transactions.

HC2 IS A POORLY-RUN INVESTMENT HOLDING COMPANY IN NEED OF NEW LEADERSHIP AND A CREDIBLE VISION

Under the consistently destructive leadership of Philip Falcone, HC2 has exhibited <u>no operational discipline</u> and <u>no portfolio synergies</u>

<u>The holding company has not been a good steward of these assets, which are supposed to be the source of value creation for stockholders:</u>



Construction

Large U.S. steel fabrication, modeler, detailer and erection company



Energy

Premier distributor of natural gas motor fuel throughout the U.S.



Insurance

Platform to invest predominantly in long-term care portfolio of assets



Life Sciences

A healthcare VC fund



Broadcasting

Over-the-air broadcast opportunities



Telecommunications

Small International wholesale telecom service company



Other

"Other" minority investments/ assets that stopped reporting

HC2 HAS BEEN RUN FOR THE PRIMARY BENEFIT OF MR. FALCONE SINCE DAY 1

In our view, HC2 was built out by Mr. Falcone to circumvent his securities industry ban and extract value on the backs of public stockholders

- In Aug. 2013, Mr. Falcone and Harbinger Capital Partners ("Harbinger") settled with the SEC – admitting wrongdoing, paying a fine and accepting an industry ban.

- In Jan. 2014, Mr. Falcone's HRG Group took a 40.5% stake in Primus Telecommunications Group (which became HC2 Holdings in 2014).

- In Jan. 2014, Mr. Falcone joins the Board.

- In April 2014, Mr. Falcone and his fellow directors championed a proposal that reduced their accountability to both stockholders and the corporation when evaluating transactions.

- In May 2014, Mr. Falcone was appointed Chairman, President and Chief Executive Officer.

HC2's Board Has Never Been Independent From Day 1 in 2014

Three-Member Board in 2014



Chairman, CEO and President
Philip Falcone



Lead Director
Wayne Barr, Jr.



Director
Robert Pons

We believe Mr. Barr has never been "independent," having had business relations with Mr. Falcone since 2004.

Source: B.Riley FBR, Inc. ("B.Riley"), HC2 Holdings, Inc.("HC2 Holdings" or "HC2"), MG Capital

HC2 STOCKHOLDERS HAVE BEEN FORCED TO ENDURE CONSISTENT VALUE DESTRUCTION

Despite operating during one of the greatest bull markets and periods of economic growth in history, HC2 has underperformed its peers and all relevant indices



Total Stockholder Return ("TSR") Performance

*The "2019 proxy peer group" includes: Cannae Holdings, Inc., Carlisle Companies, Inc., Compass Diversified Holdings, 2CSW Industrials, Inc., E.W. Scripps Co., Entravision Communications, Gannett Co., Inc., Legg Mason, Inc., Meredith Corp., OPKO Health, Inc., Prestige Brands Holdings, Inc., Raven Industries, Inc., Spectrum Brands Holdings and Steel Partners Holdings LP.

Source Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.

THE CASE FOR WHOLESALE CHANGE IS CLEAR

Six years of blunders and self-serving initiatives has led HC2 to the brink of financial ruin – with potential bankruptcy in sight as significant debt matures

PERFORMANCE & GOVERNANCE ISSUES	STRATEGIC & OPERATIONAL ISSUES
❌ NEGATIVE TSR OVER SEVERAL PERIODS	❌ ILLOGICAL, DEBT-FUELED ACQUISITIONS
❌ PERSISTENT AND SIZABLE NAV DISCOUNT	❌ EXCESSIVE CORPORATE SPENDING
❌ NO REAL OVERSIGHT OF MR. FALCONE	❌ NO CREDIBLE INVESTMENT STRATEGY
❌ INSUFFICIENT BOARD INDEPENDENCE	❌ COSTLY RELATED PARTY TRANSACTIONS
❌ OUTRAGEOUS EXECUTIVE COMPENSATION	❌ BURDENSOME REGULATORY PROBLEMS

THE CASE FOR WHOLESALE CHANGE IS CLEAR (CONT.)

The losses and waste associated with HC2's issues are staggering for a small public company with an equity market capitalization of ~$100 million

~$59 Million in Falcone Comp

HC2's Board has rewarded Mr. Falcone with aggregate compensation of $59 million over his six-year tenure – an enormous sum.

$400+ Million in HoldCo Debt

HC2 has funded Mr. Falcone's haphazard acquisitions with an excessive amount of debt that is poised to bankrupt the Company.

11.5% Borrowing Rate

HC2's high cost of capital, which we attribute to Mr. Falcone's dismal track record and unreliability, continues to punish stockholders.

80%-90% NAV Discount

HC2's shares trade a persistent discount to Net Asset Value of 80-90% based a sum-of-the-parts valuation set by B. Riley.

$25-$30 Million in Annual Overhead

HC2's egregious overhead costs are at least $15-$20 million more than we estimate they can be under a new leadership team.

$2.7 Million in Harbinger Payments

HC2's Board authorized $2.7 million in payments to Harbinger in 2019 under an opaque "Services Agreement".

Source Bloomberg; As of market close on January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission, HC2's common stock traded at $2.27. A sum-of-the-parts valuation of $12.50 was set forth by B. Riley in its February 10, 2020 report.

WE HAVE NOMINATED A SLATE OF DIRECTOR CANIDATES WITH THE QUALIFICATIONS TO TURN AROUND HC2

Each member of our slate has been recruited because he or she possesses specific expertise and skills that can help address HC2's needs and enhance value



George R. Brokaw

Proven transaction advisor and public company director with deep expertise in broadcasting, telecommunications and the sectors HC2 invests in.

Dish Network / Highbridge / Lazard



Kenneth S. Courtis

World-class investment strategist with asset management, construction and energy, and board experience that can help optimize HC2's portfolio.

Goldman Sachs / Deutsche Bank Asia



Michael Gorzynski

Premier cross-sector investor and insurance expert with corporate turnaround experience and extensive knowledge of HC2's assets.

MG Capital / Third Point



Liesl Hickey

Regulatory affairs and policy strategist with vast relationships and experience across the highly-regulated segments that HC2 invests in.

Guide Post Strategies / Ascent Media / NRCC



Robin Greenwood

Leading corporate governance expert and strategic advisor with a vision for helping streamline and optimize HC2's holding company operations.

Harvard Business School / New York Fed



Jay Newman

Accomplished investor and lawyer with expertise in debt management and reduction strategies across the sectors HC2 invests in.

Elliott Management / Morgan Stanley / Cravath

OUR SLATE HAS A CREDIBLE STRATEGIC VISION FOR ENHANCING STOCKHOLDER VALUE

Our nominees have developed a comprehensive strategy to help HC2 avert financial ruin and unlock the potential of core, EBITDA-positive assets

If elected to the Board, our world-class nominees will work to:

Improve Governance and Eliminate Conflicts 	**Enhance Holding Company Operations and Cut Costs** 	**Monetize Non-Core Assets to Generate Needed Liquidity** 
Systematically Reduce Holding Company Debt 	**Implement Disciplined Asset Management Criteria** 	**Prioritize the Recovery of Misappropriated Resources** 

OUR NOMINEES ARE FOCUSED ON TANGIBLE RESULTS

We believe executing on our plan's priorities can produce <u>~$9 per share of value</u>

<u>Reduce go-forward annual overhead by 75% right away</u>

We are prepared to target the reduction of excessive overhead costs immediately:

- $10mm-$15mm per year in cuts to executive comp

- 50% cuts to annual director fees and Board costs

- $3mm per year in cuts to real estate and related party fees

- Up to $5mm in additional cuts related to opaque administrative overhead that stockholders do not have visibility into

<u>Generate up to $500 million in liquidity over 3-12 months</u>

We are ready to quickly and thoughtfully pursue sources of non-core liquidity that include:

- Complete sale of 30% stake in Huawei Marine Networks ("HMN") joint venture → **~$86mm**

- Monetize 19% stake put-option in HMN joint venture → **~$54mm**

- Sale or joint venture of HC2 Broadcasting → **$75-$125mm (net of debt)**

- Sale or joint venture of Pansend Life Sciences' assets to secondaries fund or to partners, including management company → **$150-$225mm**

- Divest of ICS Group Holdings → **$5-$10 million**

<u>Re-focus the portfolio on core assets within 12 months</u>

We will focus resources on three core, EBITDA-positive assets that will grow or be monetized in time:

- DBM Global ("DBM")

- Continental General Insurance ("Continental" or "CGI")

- American Natural Gas ("ANG")

Use Capital to Repay $400+mm HoldCo Debt   **Use Capital to Return Cash to Stockholders**

WE ARE READY TO HIT THE GROUND RUNNING ON DAY 1

We have a transition plan to focus on near-term and long-term priorities

OVERVIEW OF 100-DAY PLAN

CORPORATE PRIORITIES

- Establish legal and financial continuity around change-in-control.
- Ensure the reconstituted Board is equipped with the information and resources it needs.
- Install interim CEO (Mr. Gorzynski).
- Enlist identified search firm to recruit top-tier candidates.
  - *Identify permanent CEO by week 12.*
- Initiate review of audit, finance, legal and admin functions.
  - *Replace underperforming personnel following review.*
- Initiate review of costs related to overhead, real estate and services agreements.
  - *Enact first round of comp and service cuts.*
- Initiate review of debt and refinancing options.
- Engage with top equity and debt investors to inform improved IR.

PORTFOLIO PRIORITIES

- Meet with the management teams of each portfolio company.
  - *Understand quantitative and qualitative needs, concerns and opportunities.*
- Engage with the relevant regulators on behalf of certain portfolio companies (e.g. CGI).
  - *Establish plan to meet regulatory requirements and repair relationships.*
- Commence top-to-bottom portfolio review:
  - *Assess detailed financials and plans.*
  - *Identify why certain assets are no longer reported on.*
  - *Confirm which assets can be deemed "core."*
  - *Establish divestiture plan for sources of liquidity.*

LONG-TERM VISION

<u>Enhance value and return capital to stockholders by:</u>

- Keeping annual overheard costs at 25% of what they have historically been.
- Generating up to $500 million in liquidity over 3-12 months, and allocating it toward debt.
- Optimizing the portfolio to be permanently focused on core, positive assets.
- Utilizing asset recovery and legal strategies to recoup misappropriated assets.
- Regain and retain the trust of HC2's stockholders, portfolio company executives and regulators and partners.

The Case for Wholesale Change

A BETTER HC2

THE BOARD HAS PRESIDED OVER AN EXTENDED PERIOD OF UNDERPERFORMANCE

HC2's Board has presided over dismal TSR figures over several relevant time horizons

- Since Mr. Falcone took control of HC2 six years ago, there has been a steady erosion of stockholder value.

- Based on its returns, HC2 has consistently and dramatically underperformed its peers and the market:

	1 Year TSR	3 Year TSR	5 Year TSR	Falcone Tenure TSR
HC2 Holdings Inc.	**-33.43%**	**-65.56%**	**-71.97%**	**-35.14%**
S&P 500	29.68%	53.16%	80.79%	101.82%
Russell 3000	28.72%	50.34%	77.09%	95.92%
2019 Proxy Peer Group*	12.57%	13.77%	31.29%	32.51%

*The "2019 proxy peer group" includes: Cannae Holdings, Inc., Carlisle Companies, Inc., Compass Diversified Holdings, 2CSW Industrials, Inc., E.W. Scripps Co., Entravision Communications, Gannett Co., Inc., Legg Mason, Inc., Meredith Corp., OPKO Health, Inc., Prestige Brands Holdings, Inc., Raven Industries, Inc., Spectrum Brands Holdings and Steel Partners Holdings LP.

Source Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.

A BETTER HC2 | 16

THE BOARD HAS NEVER ARTICULATED A STRATEGY

While HC2 claims to prioritize a diversified portfolio of high-quality assets, Mr. Falcone has executed a haphazard and disjointed spending spree



Construction – *High-potential steel company with fabrication, modeler, detailer and erection capabilities*
- DBM's management at the subsidiary level has done an excellent job running the business, but the entity's growth has been stunted by lack of access to resources in light of the fact that HC2's management has bled the subsidiary dry of capital.



Insurance – *High-potential platform in the opportunity-rich long-term care insurance market*
- While this business has an excellent processing and claims platform and could be positioned to lead the market, regulatory restrictions related to Mr. Falcone and the Board are headwinds.
- HC2 has been a poor steward of Continental General, resulting in an inability to easily harvest liquidity.
- Continental General is under investigation for poor corporate governance and related party transactions by the Texas Insurance Commissioner.

PANSEND

Life Sciences – *Stagnant and illogical segment that is unsupported by HC2's holding company capabilities*
- Pansend has made some quality investments, but they require substantial expertise and capital, neither of which HC2 can currently contribute.
- An undisciplined approach with absolutely no synergies, is not being capitalized appropriately and there is no expertise at the holding company level.



Energy – *Premier distributor of natural gas motor fuel throughout the U.S.*
- ANG is a small but growing business. It generally is well managed at the subsidiary level and does not require material additional capital from HC2 to grow its business.
- Represents 69% of HC2's ownership, with no synergies across the portfolio.



Broadcasting – *Over-the-Air broadcast opportunities*
- A very high-risk and unarticulated strategy, no materialization of assets yet and a misallocation of capital to prop up a business that is not generating cash.

HC2'S PORTFOLIO IS COMPRISED OF HIGHLY-REGULATED ASSETS

Despite various regulatory bans and restrictions, including in the insurance sector, Mr. Falcone has invested in many highly-regulated businesses



- DBM operates in a heavily regulated industry with substantial exposure to large scale projects and public bidding processes.
- Management with a history of regulatory issues places DBM in a strategic disadvantage relative to competitors.
- DBM's minority stockholders have had to sue HC2 and are threatening to block dividends (a key source of liquidity to service HC2's high debt).



- Continental operates under the supervision of the Texas Insurance Commissioner.
- HC2 management is banned from being involved in the management of Continental.
- The subsidiary is under investigation for poor corporate governance and related party transactions by the Texas Insurance Commissioner.
- Continental's ability to pay fees and dividends to HC2 is severely constrained by the current poor relationship with their regulatory bodies.



- Pansend's businesses are heavily regulated by the Food and Drug Administration ("FDA").
- Maintaining positive relations with the FDA is critical to Pansend's ability to continue to push their subsidiaries through the FDA approval process.



- ANG is heavily dependent on the Affordable Fuels Tax Credit ("AFTC"), a credit that was renewed for 3 years.
- Of the $17mn in EBITDA in 2019, $10.6 million is attributable to the AFTC.

- HC2 Broadcasting is regulated by the Federal Communications Commission ("FCC") that has granted multiple broadcasting licenses to operate.
- Mr. Falcone's strategy in particular may require a broadening or change to the terms of the licenses under which the Company currently operates.

IMMEDIATE ACTION IS NEEDED TO AVOID FINANCIAL RUIN

It seems the impact of the Board's mismanagement and self-dealing has finally pushed the Company to the brink of bankruptcy

- The Board has not only failed to articulate and execute a credible strategy over the years, but it has been unable – or unwilling – to curtail Mr. Falcone's value-destructive tendencies.

- HC2's debt-fueled acquisition spree has increased leverage at the holding company level to <u>15x the Company's current market capitalization</u>, putting stockholders at risk of being wiped out in a bankruptcy.

- In addition, the Company's excessive management compensation, high real estate costs and concerning related party transactions involving Harbinger have caused <u>expenses as a percentage of equity value to swell to approximately 30%.</u>

- These self-inflicted wounds are now compounded by HC2's stagnating revenues and the economic overhang of the COVID-19 pandemic.

> **Mr. Falcone and the Board cannot be entrusted to address the approximately $400 million in holding company debt that is coming due next year.**

DEBT AND EXPENSES HAVE BEEN ALLOWED TO EXPLODE

Under the watch of Mr. Falcone and the incumbent Board, we feel HC2 has taken on excessive levels of debt at the holding company level

- **HC2 has substantial consolidated debt of approximately <u>$728 million.</u>**

- **Most urgently, HC2 has approximately $393 million of senior, secured Holdco notes outstanding with an interest rate of 11.5% due December 1, 2021.**

    - Based on current trading prices of 89.76 these imply a 19% cost of borrowing.

    - These must be repaid or refinanced before the end of 2020 or HC2 could face a "Going Concern" opinion in its 2020 audit.

    - The notes are in addition to $55 million in Holdco Convertible Notes due June 1, 2022.

- A significant debt load and high interest rate is inappropriate given HC2's large holding company expense structure and the illiquid nature of many of its holdings.

- Mr. Falcone and the incumbent Board continue to oversee revenue losses:

    - HC2 nearly <u>doubled its losses</u> in Q4 2019 (its most recent earnings period).

    - Q4 2019 net losses ballooned to $31.4 million, from a year-ago loss of $16.1 million.

- Mr. Falcone and the incumbent Board continue to waste stockholder resources, as evidenced by excessive spending.

    - Total corporate expenses in 2019 clocked in at more than $21.9 million, when HC2 only has a market capitalization of approximately ~100 million.

HOLDING COMPANY DEBT SOARED AS VALUE ERODED

Under the current Board's stewardship, debt has risen to dangerous levels



HC2's Exploding Debt/Equity

Source: HC2 Holdings and Bloomberg.
Note: Data end date: April 3, 2020.

EXPENSES SWELLED AS STAGNATION SET IN

High holding company expenses have accelerated the erosion of stockholder value



High Holding Company Overhead in the Face of Declining Stockholder Value

Legend: HC2 Equity Value — Corporate Expense as a % of Equity

Source: HC2 Holdings, Bloomberg & B. Riley.
Note: Data end date: April 3, 2020.

DETERIORATING PERFORMANCE HAS NOT STOPPED THE BOARD FROM REWARDING MR. FALCONE HANDSOMELY

Mr. Falcone has earned outsized income even as value has vanished



Value Has Declined as Aggregate Compensation Swells

$59

Since 2015, Mr. Falcone earned $59 million as HC2's market value dropped by over -$119 million

$67

— HC2 Equity Value   — Philip Falcone Compensation

Source: HC2 Holdings and Bloomberg.
Note: Mr. Falcone's compensation calculated to include Proxy Compensation and payments made to Harbinger. Data end date: April 3, 2020.

THE BOARD'S PRIORITIZATION OF MR. FALCONE'S SIZABLE COMPENSATION DATES BACK TO 2014

In 2014, the HC2 Board approved and recommended FOR an Equity Award Plan for Mr. Falcone that diluted stockholders by almost 25%

- As part of his employment agreement, the HC2 Board approved an anti-dilution adjustment provision to Mr. Falcone's Initial Option grants.

- According to this provision, the Initial Option, at all times, will be adjusted so that Mr. Falcone can purchase the same percentage ownership interest in the Company that the Initial Option represented on its grant date.

- Despite diluting stockholders in 2014 with issuances of common stock and preferred stock, Mr. Falcone was given an additional $2.7 million option grant ON TOP of the $2.2 million option grant due to the dilution to other stockholders.

- The Board removed the anti-dilution amendment in 2015 but only in exchange for 1.5 million more in stock options.



Exhibit 10.1

HC2 HOLDINGS, INC.
AMENDED AND RESTATED
2014 OMNIBUS EQUITY AWARD PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (the "Agreement"), is made, effective as of **[DATE]** (hereinafter the "Date of Grant"), between HC2 Holdings, Inc. (the "Company"), and **[NAME]** (the "Participant").

RECITALS:

WHEREAS, the Company has adopted the HC2 Holdings, Inc. Amended and Restated 2014 Omnibus Equity Award Plan (as amended from time to time, the "Plan"), pursuant to which awards of Restricted Stock Units may be granted; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to grant to the Participant an award of Restricted Stock Units as provided herein and subject to the terms set forth herein.

NOW THEREFORE, for and in consideration of the premises and the covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Grant of Restricted Stock Units. The Company hereby grants on the Date of Grant to the Participant a total of **[insert number]** restricted stock units (the "RSUs"), on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan. The RSUs shall vest and be settled in accordance with Section 3 hereof.

2. Incorporation by Reference, Etc. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. In the event of a conflict between the Plan and this Agreement, the terms and conditions of the Plan shall govern. The Committee shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations under them, and its decision shall be binding and conclusive upon the Participant and his legal representative in respect of any questions arising under the Plan or this Agreement.

3. Terms and Conditions.

The Board's 2014 Equity Award Plan for Mr. Falcone is illustrative of its complete disregard for stockholders.

Source: HC2 Holdings' 2014 SEC filing.

BONUS DISTRIBUTIONS TO MR. FALCONE HAVE BEEN EXCESSIVE FOR AN UNDERPERFORMING SMALL CAP CEO

The Board has rewarded Mr. Falcone with millions in bonus payouts over the years for "accomplishments" that include:

- HC2's receipt of dividends from subsidiaries.

- The broadening and strengthening of the Company's corporate platform through acquisitions and investments.

- Improvement of the Company's financial flexibility.

- Upholding compliance with all existing or new debt covenants.

- Working closely with subsidiaries to help in the expansion of their platforms.

Philip Falcone's Bonus Distribution			
While HC2's TSR suffered under his watch…			
2015	**2016**	**2017**	**2018**
$9,600,000	**$5,221,000**	**$12,127,343**	**$6,115,329**

Source: HC2 Holdings' public filings.

PROXY ADVISORY FIRMS HAVE RECOMMENDED AGAINST HC2'S SAY-ON-PAY PROPOSAL MORE OFTEN THAN NOT

More evidence of HC2's excessive compensation for its underperforming leaders

Philip Falcone's Bonus Distribution

Regarding HC2 Say-on-Pay Proposals

	2014	2015	2016	2017	2018	2019
Glass Lewis	AGAINST	AGAINST	AGAINST	FOR	FOR*	FOR*
ISS	AGAINST	AGAINST	FOR	FOR	AGAINST	AGAINST**

*Glass Lewis expressed significant concerns with HC2's Internal Pay Inequity between Mr. Falcone and the next highest paid executive, as well as the Board's discretionary ability to award Mr. Falcone variable incentive payments.

**Stockholders voted down HC2's say-on-proposal in 2019.

.

IN 2019, THE BOARD EVEN REWARDED THEMSELVES BY ALMOST DOUBLING BOARD PAY

How can the Board justify giving itself a steep raise given HC2's performance?

2018

DIRECTOR	CASH FEES	STOCK AWARDS	OTHER COMP	TOTAL
Wayne Barr, Jr.	$45,000	$59,996	$25,000	$129,996
Warren H. Gfeller	$74,000	$59,996	$12,500	$146,496
Lee S. Hillman	$69,000	$59,996		$128,996
Robert Leffler, Jr.	$72,500	$59,996		$132,496

2019

DIRECTOR	CASH FEES	STOCK AWARDS	OTHER COMP	TOTAL
Wayne Barr, Jr.	$91,715	$89,998	$31,190	$212,903
Warren H. Gfeller	$109,000	$89,998	$25,000	$223,998
Lee S. Hillman	$96,500	$89,998		$186,498
Robert Leffler, Jr.	$142,000	$89,998		$231,998

THE "INDEPENDENT" MEMBERS DO NOT HAVE SIGNIFICANT "SKIN IN THE GAME"

We believe the Board has insufficient alignment with stockholders

HC2 DIRECTOR	HC2 SHARES AWARDED	OPEN MARKET PURCHASES
Wayne Barr, Jr.*	90,681	1,000
Warren H. Gfeller	71,478	5,000
Lee S. Hillman	71,000	0
Robert Leffler, Jr.	86,097	0

*Does not include 200K shares purchased by CCUR Holdings, Inc., where Wayne Barr is employed.

IT IS CLEAR THAT THE BOARD'S TOP PRIORITY HAS BEEN ITS COMPENSATION

Why has the Board been focusing more on compensation than other priority areas in recent years?

Year	Compensation Committee Meetings	Audit Committee Meetings	Nom / Governance Committee Meetings
2014	4	4	1
2015	6	6	1
2016	7	11	1
2017	5	4	1
2018	9	4	3
2019	9	5	2
TOTAL	**40**	**34**	**9**

Source: HC2 Holdings' public filings.

AS THE BOARD FOCUSED ON MR. FALCONE'S PAY, HE FOCUSED ON BIZZARE AND OPAQUE INVESTMENTS

The Board appeared to be asleep at the wheel while capital was placed into businesses that have fallen off the radar screen

Miscellaneous investments that HC2 just stopped discussing…or never discussed at all…



Collectible Fine Gems

"Investment firm focused on fine gems"

Co-located in HC2's offices. No known public disclosure about this investment.

Insurance subsidiary recognized an "other than temporary impairment" on their investment.

> *We question the appropriateness of HC2's participation in this industry and why has there not been any stockholder communication about this investment?*

WHEELS UP

Private Aviation

"Private Jet Charter Company"

Current status unknown. No disclosure or updates from management.

> *We question the appropriateness of this investment and why management has made next to no public disclosure about it?*



Video Games

"Video game developer and publisher"

Current status unknown. No updates from management.

> *We question the appropriateness of this investment and why management has made little public disclosure about it?*

CASE STUDY: HIGHLY-QUESTIONABLE ARCOT DEAL

HC2's incumbent Board endorsed what MG Capital believes to be a haphazard investment strategy

- Investment strategy has focused more on enhancing Mr. Falcone's lifestyle than on generating shareholder returns.

- Arcot "Finance" – is a collectible fine gem and jewelry business "co-located" in HC2's offices.

- There is no known public disclosure about the relationship between HC2, Arcot and why HC2 is providing office space to Arcot.

- There is no public disclosure about any investment made by HC2 or any affiliates of HC2 or if there is a proper business purpose to these relationships.

- In filings with the Texas Insurance Commissioner HC2's insurance subsidiary disclosed that it "lent" $11.5 million to Arcot and has recently moved the "bonds" to "other than temporarily impaired."





Source: Continental General's 2019 Annual Report.

BOTTOM LINE: HC2 HAS LACKED A TRULY INDEPENDENT AND QUALIFIED BOARD

We believe that Mr. Falcone has spun a protective web of directors around himself so that his harmful actions to stockholders remain un-checked

- Mr. Falcone is the primary catalyst of the Board's ineffectiveness and hands-off oversight approach.

- Mr. Falcone gradually added directors that have been either tied to him or unwilling to act as an impartial check on his reckless decisions.

- Mr. Falcone constructed the Board in a manner that would insulate him from real accountability and the consequences typically associated with the mismanagement of a public company.

> **HC2's incumbent directors are either closely connected to Mr. Falcone, underqualified, or in possession of a track record that includes legal and regulatory issues.**

WE BELIEVE HC2's BOARD IS MORE LOYAL TO MR. FALCONE THAN STOCKHOLDERS



Robert Leffler, Jr.

- Mr. Leffler has failed to check Mr. Falcone's actions for the past six years.
- Abruptly replaced by Wayne Barr for a few weeks in March as Lead Director.
- **Mr. Leffler's connections to Mr. Falcone date back to his directorship at Harbinger Group, reinforcing he was never truly independent.**

Wayne Barr, Jr.

- Mr. Barr has failed to check Mr. Falcone's actions for the past six years.
- HC2 paid Wayne Barr a consulting fee in 2016 and 2017.
- **Mr. Barr was appointed to the Board concurrent with Mr. Falcone in 2014.**

Warren Gfeller

- Mr. Gfeller has failed to check Mr. Falcone's actions for the past four years.
- **Mr. Gfeller's connections to Mr. Falcone date back to his directorship on the Board of Zapata Corporation prior to that company becoming Harbinger Group.**

Philip Falcone
CEO and President

Lee Hillman

- Mr. Hillman has failed to check Mr. Falcone's actions for the past four years.
- Mr. Hillman was Chairman and CEO at Bally Total Fitness – the SEC focused its investigation on Bally's suspect accounting practices during his tenure.
- **Past affiliation between Mr. Hillman and Mr. Falcone given Harbinger's role in Bally's restructuring?**

Julie Springer

- Added to the Board in February.
- We question what contributions Ms. Springer can bring to a holding company focused primarily on business-to-business and industrial opportunities?

MEET YOUR NEW INDEPENDENT CHAIRMAN

The problems in HC2's boardroom obviously begin—but do not end—with Mr. Falcone



Warren H. Gfeller

Interim Non-Executive Chairman, Chairperson Audit Committee

- Mr. Gfeller, as Chairperson of the Audit Committee, has enabled management to engage in aggressive accounting practices including the bargain purchase mark up of the insurance business by over $116.5 million in 2018 and a subsequent $47 million write down in 2019.

- Mr. Gfeller, as Chairperson of the Audit Committee, forwarded correspondence we sent to him regarding Mr. Falcone's concerning accounting practices directly to Mr. Falcone.

  - This behavior further calls into question the independence of Mr. Gfeller and the degree to which he takes his fiduciary and legal responsibilities to HC2 stockholders seriously.

- We believe Mr. Gfeller has allowed material misstatements and omissions by management to remain unchecked.

- *Mr. Gfeller's connections to Mr. Falcone date back to his directorship on the Board of Zapata Corporation prior to that company becoming Harbinger Group.*

AN INEFFECTIVE, HIGHLY-QUESTIONABLE LEAD DIRECTOR

We believe Lead Director Wayne Barr, Jr. is unfit to serve in his role



Director Wayne Barr, Jr.
Lead Director

- Mr. Barr has not only failed to check Mr. Falcone's actions, but he lost the support of Glass Lewis & Co in 2019.

- Mr. Barr lacks any stated expertise in construction, insurance, energy, marine services and other business segments of relevance to HC2.

- Mr. Barr is also an associate and operative of the Gary A. Singer family, whose involvement in the widely-publicized Cooper Companies scandal resulted in SEC fines and 21 felony count convictions, including with respect to racketeering, conspiracy and mail fraud.

- Mr. Barr was listed as a reporting person in a Singer family representative's recent 13D filing that opposed our efforts to reconstitute HC2's Board with credible, experienced and qualified individuals.

- We also believe stockholders should be ***extremely concerned*** about the following:

On March 16, 2018, CCUR Holdings (of which Mr. Barr is CEO) purchased 200,000 shares of HC2's common stock weeks ahead of the announcement of the sale of BeneVir (an HC2 asset) to Johnson & Johnson.

MR. BARR HAS HELPED MR. FALCONE PUT HIMSELF FIRST

Shorty after taking control of HC2 in 2014, Mr. Falcone and Mr. Barr introduced an amendment in the Company's 2014 Proxy Statement that sought to reduce Board-level accountability

Corporate Opportunities Amendment

"The Company may from time to time wish to engage in transactions with Other Entities of which Overlap Persons serve as a director, officer or other fiduciary. While such transactions are not prohibited by applicable law, the proposed Corporate Opportunities Amendment would provide additional clarification that, to the fullest extent permitted by law, transactions with Other Entities will not be considered unfair to the Company, or to involve a breach of an Overlap Person's duty of loyalty to the Company or its stockholders, as a result of an Overlap Person's presence on the Company's Board or involvement with the transaction."

- The anti-stockholder proposal passed because Mr. Falcone owned 40% of the Company's stock.

- Since HC2 was listed on the OCTQB at the time, the stockholder profile did not contain funds with sensitivity to good corporate governance.

But both ISS & Glass Lewis weighed in...

MAJOR PROXY ADVISORY FIRMS TOOK NOTE

ISS and Glass Lewis weighed in on the anti-stockholder amendment

> " *...the amendment would provide different standards of director accountability and could permit Overlap Persons (as defined) to choose the best interests of other entities over the best interests of the company.* "

ISS, 2014



ISS recommended AGAINST the Proposal

> " *Further, given that Mr. Falcone's SEC settlement involved him pleading guilty to both using his customers' funds to pay his own taxes and give preferential treatment to certain clients, we see no reason why shareholders should extend him extra protections at this point in time. In our view, without a better understanding of what Harbinger and Mr. Falcone plan to do with their investment in the Company, shareholders should not forfeit the right to pursue legal remedies should certain related party transactions present serious conflicts of interest going forward.* "

Glass Lewis, 2014



Glass Lewis recommended AGAINST the Proposal

ATTEMPTS TO DEPRIORITIZE STOCKHOLDERS PERSISTED

In 2016, Mr. Falcone and his incumbent Board tried to institute ANOTHER anti-stockholder proposal

- In HC2's 2016 Proxy Statement, the Board introduced and recommended FOR a proposal that would have <u>eliminated the rights of its common stockholders to vote on any amendments to the terms of the preferred stock.</u>

- This reduction of stockholder rights would have given common stockholders absolutely no say and no warning of significant changes to the terms of the more senior preferred stock.



HC2 Stockholders REJECTED the proposal

WE HAVE NO CONFIDENCE IN ANY OTHER DIRECTORS

None of the incumbent directors appear to have the ability or will to curtail Mr. Falcone's actions



Director Robert V. Leffler, Jr.
Lead Director June 2016 – February 2020
Chairperson Compensation Committee, Chairperson Governance & Nominating Committee

- Mr. Leffler has failed to check Mr. Falcone's and management's high compensation, related party transactions and high holding company expenses.
- Mr. Leffler has served on multiple of Mr. Falcone's boards including HRG & Zapata.
- Mr. Leffler attended fewer than 75% of Board meetings in 2019.



Director Lee S. Hillman
Board Member

- Mr. Hillman was the Chairman and Chief Executive Officer at Bally Total Fitness prior to its bankruptcy and during the period in which the Securities and Exchange Commission ("SEC") ultimately focused on during its investigation of the entity's accounting practices.



Director Julie Springer
Board Member

- While we are highly supportive of diversity, we are disappointed that Mr. Falcone and his board failed to add diversity to their board for 6 years until they faced an activist contest.
- Given her short tenure, we have no quarrel with Ms. Springer but do question what contribution a marketing executive at an oligopoly rating agency may bring to a holding company like HC2.

> **We believe there is a total lack of accountability, requisite expertise and independence on HC2's Board.**

THE BOARD HAS LET MR. FALCONE MISUSE HC2 RESOURCES

HC2's incumbent Board endorsed Mr. Falcone's use of HC2 resources for his own benefit and legal issues

- In a deposition on July 23, 2019 in a sworn deposition in the case of *Dontzin, Nagy v. Philip A. Falcone,* **Mr. Falcone admitted to misusing HC2 resources for his personal benefit.**

- HC2 stockholders paid for personal legal work for Mr. Falcone, including in an action against Mr. Falcone by the New York Attorney General for failing to pay his personal taxes.

- We question why the incumbent Board has allowed Mr. Falcone to use company resources to fund his legal needs (as well as other needs unrelated to HC2).

```
 4      Q      You mentioned a lawyer yesterday
 5   and again today, sir, named Paul Robinson.
 6             Do you recall that?
 7      A    Yes.
 8      Q      And I think both yesterday and
 9   today, you gave him a lot of credit for
10   getting a settlement done with Harbert in
11   connection with the NYAG investigation; is
12   that right, sir?


16      Q      And when he was your in-house
17   lawyer at HC2 being paid by HC2
18   shareholders, he did extra work for you for
19   free; is that right?


 4      A      Yes, he was getting pays by HC2.
```

Note: Cropped for brevity.

Source: *Dontzin, Nagy vs. Falcone* deposition of Philip A. Falcone (July 23rd, 2019)

THE BOARD HAS LET MR. FALCONE MISUSE HC2 RESOURCES

HC2’s incumbent Board enabled Mr. Falcone’s use of capital for his and his family’s personal benefit

- Everest Entertainment is Lisa Marie Falcone’s personal film and entertainment company.
- There is no publicly disclosed relationship between Everest Entertainment and HC2.
- We neither believe there is a proper business purpose nor believe it is appropriate for the CEO’s wife to use HC2 stockholders’ resources for personal benefit.

State of California
Secretary of State

L

STATEMENT OF INFORMATION
(Limited Liability Company)

12

Filing Fee $20.00. If this is an amendment, see instructions.
IMPORTANT — READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

1. LIMITED LIABILITY COMPANY NAME
EVEREST ENTERTAINMENT LLC

File Number and State or Place of Organization

2. SECRETARY OF STATE FILE NUMBER	3. STATE OR PLACE OF ORGANIZ
201216710075	Delaware

No Change Statement

4. If there have been any changes to the information contained in the last Statement of Information State, or no statement of information has been previously filed, this form must be completed in it

☐ If there has been no change in any of the information contained in the last Statement of Inform State, check the box and proceed to Item 15.

Complete Addresses for the Following (Do not abbreviate the name of the city. Items 5 and 7 cannot be P

5. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE	CITY
450 Park Avenue, 31st Floor	New York, NY
6. MAILING ADDRESS OF LLC IF DIFFERENT THAN ITEM 5	CITY

HC2’s New York Headquarters

Name and Complete Address of Any Manager or Managers, or if None Have Been Appointed or Elected, Provide the Name and Address of Each Member (Attach additional pages, if necessary.)

9. NAME	ADDRESS	CITY	STATE	ZIP CODE
Lisa Maria Falcone	450 Park Avenue, 31st Floor	New York, NY		10022

CEO’s wife

Source: California Secretary of State

THE BOARD HAS HAD ACCOUNTING ISSUES DATING BACK TO 2014

In 2014, the incumbent Board reported a material weakness in internal controls in its 10-K

- "**We have identified a material weakness in our internal control over financial reporting related to the preparation** and review of our income tax provisions and related accounts, which could, if not remediated, adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner."

- Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. As disclosed in Item 9A, "Management's Report on Internal Control Over Financial Reporting," **management identified a material weakness in our internal control over financial reporting related to the accounting for income taxes, including the income tax provision and related tax assets and liabilities which resulted in a net non-cash adjustment of approximately $4 million to our internal tax provision calculation.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 001-35210

HC2 HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
505 Huntmar Park Drive, Suite 325, Herndon, VA	20170
(Address of principal executive offices)	(Zip Code)

(703) 456-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:
N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate fair market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2014 was approximately $87,890,040, based on the closing sale price of the Common Stock on such date. All executive officers and directors of the registrant and all persons filing a Schedule 13D with the Securities and Exchange Commission in respect of the registrant's common stock as of such date have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

As of February 28, 2015, 23,815,216 shares of Common Stock, par value $0.001, were outstanding.

Wayne Barr, Jr. is not a financial expert, yet he was Chairman of the ONE MAN Audit Committee, until HC2 added two directors in September 2014.

Source: HC2 10-K & 10-K/A

ACCOUNTING ISSUES CAME TO THE SURFACE ONCE AGAIN IN 2016

Again in 2016, the Board failed to properly account for a similar <u>Bargain Purchase Gain – when Wayne Barr was still Chairman of the Audit Committee</u>

- "<u>**We have identified a material weakness in our internal control over financial reporting related to the preparation**</u> and review of our income tax provisions and related accounts, which could, if not remediated, adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner."

- "February 21, 2016, we determined that we had improperly accounted for certain items. As a result of the aggregate effect of these errors and other individually immaterial errors that had been waived in prior periods, the Audit Committee of our Board of Directors determined that our financial statements for the fiscal year ended **December 31, 2014 and the fiscal quarters ended June 30, 2014, September 30, 2014, March 31, 2015, June 30, 2015 and September 30, 2015** <u>could no longer be relied upon</u> and should be restated."

- "Subsequently, management identified a <u>**material weakness in the Company's internal controls over the valuation of a business acquisition**</u> and the application of U.S. GAAP to complex and/or non-routine transactions."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 001-35210

HC2 HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
505 Huntmar Park Drive, Suite 325, Herndon, VA	20170
(Address of principal executive offices)	(Zip Code)

(703) 456-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:
N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), d (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the eceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants' knowledge, in definitive proxy or information statements incorporated by reference in rt III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of e Exchange Act. (Check one):

arge accelerated filer	☐	Accelerated filer	☒
on-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate fair market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2014 was approximately $87,890,040, based on the closing sale price of the Common Stock on such date. All executive officers and directors of the gistrant and all persons filing a Schedule 13D with the Securities and Exchange Commission in respect of the registrant's common stock as of such date have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

As of February 28, 2015, 23,815,216 shares of Common Stock, par value $0.001, were outstanding.

<u>Source</u>: HC2 10-K & 10-K/A

THE AUDIT COMMITTEE IS STILL FAILING

HC2's Board endorsed what we view as a highly-questionable revaluation of the insurance business from $10,000 by $116.5 million

- In 2017 HC2 bought KMG America for $10,000. On closing the transaction they revalued the asset by $116.5 million.

- The Board and management have failed to explain how a $10,000 investment could increase in value to $116.5 million in a matter of months relying instead on vague, "changes in the tax code."

- For FY2018, the named executive officers' Corporate Bonus, if any, was based on the change in the Company's "Net Asset Value" of which they received 12% over a hurdle.

- <u>The net result was a direct financial benefit to management.</u>

- The situation possesses troubling similarities to the cases that the Securities and Exchange Commission ("SEC") brought against Miller Energy Resources, Inc., its auditor and employees following the decision to assign a $480 million value to assets acquired for a couple million dollars in 2017.

- Providing a third-party valuation and financial statements audited by KPMG did not prevent Miller Energy Resources, Inc., its auditor and employees from being fined millions of dollars by the SEC.



REUTERS

DEALS
MARCH 3, 2020 / 3:42 PM / A MONTH AGO

Activist MG Capital calls for HC2 to investigate insurance deal

Jessica DiNapoli

(Reuters) - Hedge fund MG Capital Management Ltd has asked the board of HC2 Holdings Inc (HCHC.N), a holding company for industrial and manufacturing businesses, to investigate the acquisition of a long-term care business it carried out two years ago, according to an MG letter seen by Reuters.

HC2 acquired KMG America Corporation, the parent company of Humana Inc's (HUM.N) long-term care insurance business in 2018. These insurance policies help support care for those unable to handle everyday tasks, such as bathing and cooking, by funding assisted living or nursing home arrangements.

THE AUDIT COMMITTEE IS STILL FAILING (CONT.)

HC2's inappropriate response to our letter to Warren Gfeller, Chairman of the Audit Committee

- MG Capital sought to engage with the Chairman of the Audit Committee, Warren Gfeller, and sent him a letter voicing our concerns on March 2, 2020.

- Instead of treating our letter with the seriousness it required, we were shocked to learn the letter was immediately shared with Mr. Falcone, who promptly contacted us regarding the communication.

- Instead of hearing from the Audit Committee or the lead director to discuss our expressed concerns, we received multiple, late night emails from Mr. Falcone.

- Given the condescending, threatening tone and substance of Mr. Falcone's emails, we stopped responding, in hopes that our letter to the Audit Committee would soon be addressed by the intended recipient of the letter… the Audit Committee.

From: Philip Falcone
Date: March 4, 2020 at 10:32:14 PM PST
To: Michael Gorzynski
Subject: Re:

By the way, feel free to back up your "material disclosure" defamatory remarks with facts or is it "our" turn to call for an investigation? Let me know which path you would like us to take.

Enjoy California.

Sent from my iPhone

> **This correspondence only further calls into question the independence of the Board and the degree to which they take their fiduciary and legal responsibilities to HC2 stockholders seriously.**

Source: Email from Philip Falcone to Michael Gorzynski, March 4, 2020

WAS CGI'S CHAIRMAN FIRED DURING AN AUDIT?

Turmoil at HC2's largest subsidiary is not limited to a recent regulatory investigation – recent leadership changes were not disclosed

James Corcoran is no longer Chairman – yet remains on the CGI website.

Stockholders had to find out on LinkedIn who the new Chairman is.



Meet our Executive Team | Contir
continental-ins.com/ExecutiveTeam
Executive Team
James P. Corcoran
Executive Chairman
Continental General Insurance Company
James P. Corcoran has been with the company for over three years and currently serves as the Executive Chairman. Mr. Corcoran served as the Superintendent of Insurance for the State of New York from 1983-1990. He has over 45 years of legal, regulatory, and corporate insurance experience. Prior to Continental, Mr. Corcoran served as counsel and held several executive leadership positions with other insurance companies and federal and state agencies. He has been principal of James P. Corcoran consulting firm from 2001 to present.



Robert Mills · 3rd
Chairman Of The Board at Continental General Insurance Co
Continental General Insurance Co · Niagara University
Greater Philadelphia Area · 92 connections
Message
...
Experience
Chairman Of The Board
Continental General Insurance Co
Apr 2020 - Present · 1 mo

A WEAK BOARD HAS ALSO PERPETUATED DYSFUNCTIONAL STOCKHOLDER ENGAGEMENT

Our effort to engage with management since January 2020

- Since January, MG Capital has attempted to privately engage with Mr. Falcone and the Board's independent directors on several occasions.

- When we attempted to correspond with Mr. Falcone, he repeatedly insinuated – without citing any evidence – that we do not understand HC2's businesses and maintained a hostile tone.

- When we attempted to engage with two of the Board's independent directors, we received no responses until their counsel reached out – weeks later – on their behalf.

- Mr. Falcone continues to chastise one of his largest stockholders – MG Capital – insinuating that Michael Gorzynski is inexperienced and doesn't properly understand HC2's assets… yet he continues to implement our suggestions.

From: Philip Falcone [redacted]
Date: January 27, 2020 at 6:41:12 PM EST
To: Michael Gorzynski [redacted]
Subject: Re:

However:

1. A number of your facts and figures are incorrect and not even close.

2. Any idea what the company was before I got here? Needless to say, I'm happy that you think there is asset value because I bought those assets as there was nothing here prior. In fact, we closed on our first deal in May 2014…

3. Finally, who do you think created the Insurance structure and negotiated the deal knowing what the issue was and when it will be over? Do you know about LTC insurance? Happy to walk you thru it.

By the way, my phone is always working…

Best,

PAF

Source: Email from Phil Falcone to Michael Gorzynski, January 27, 2020

ANALYST PERSPECTIVES

Leading sell-side analyst also sees the need for significant change

> " Besides reducing debt at the HoldCo level, we have previously expressed the view that mgmt. should reduce corporate-level operating expenses. "

B Riley, March 2020

> " However, we […] contemplate if recent shareholder activism has triggered the shift in direction. We therefore look for clarity on mgmt.'s game plan going forward. "

B Riley, March 2020

> " The company has a significant debt load and interest expense, which may hamper its ability to invest in the business. "

B Riley, March 2020

> " We estimate corporate-level overhead in the range of $25M-$30M per year, and would be thrilled with materially lower overhead. "

B Riley, March 2020

Philip Falcone: Not a Viable Leader

A BETTER HC2

WE BELIEVE MR. FALCONE IS UNFIT TO LEAD HC2

In addition to systematically mismanaging HC2, Mr. Falcone has faced a raft of highly-public and unquestionably distracting legal actions that further call into question his fitness to lead a public company

A barrage of distractions has persisted throughout Mr. Falcone's tenure:







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Philip Falcone Sued Over Alleged $65.8 Million Default, Warhol Painting

By Bob Van Voris
February 21, 2020, 5:29 PM EST

Philip Falcone during a Bloomberg Television interview in New York on May 14, 2018.
Photographer: Christopher Goodney/Bloomberg

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LightSquared Founder Falcone Sued Over $21 Million Aircraft Debt

Wilmington Trust's lawsuit alleges breach of Gulfstream aircraft lease terms

By *Andrew Scurria*
Aug. 14, 2018 5:07 pm ET

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Philip Falcone was sued over a $21 million aircraft-leasing debt that a bank says was guaranteed by the former hedge fund manager and his wife.

REUTERS

Harbinger hedge fund manager to pay $30 million in New York tax accord

Jonathan Stempel 3 MIN READ

NEW YORK (Reuters) - An offshore hedge fund firm whose investing was led by money manager Philip Falcone will pay $30 million to resolve claims it knowingly evaded hundreds of millions of dollars of New York state and New York City taxes, officials said on Thursday.

MR. FALCONE'S LEGAL AND FINANCIAL ISSUES IMPACT HC2

Mr. Falcone's most recent financial problems have revealed his misuse of Company resources for personal legal affairs

Assets frozen over legal fees

- Mr. Falcone has failed to pay more than $13 million in fees to his long-time personal attorneys at Dontzin Nagy & Fleissig.

- The fact Mr. Falcone cannot or will not pay his lawyers signals to us either an alarming level of financial duress or very poor judgement unbecoming of a public company executive.

Personal use of HC2 resources

- Unsealed documents connected to the Dontzin dispute reveal a litany of troubling actions and contradictions perpetuated by Mr. Falcone, including his acknowledgement that *HC2's general counsel (paid by the Company) handled personal legal matters for him.*

- The fact that he misused stockholder resources for his personal benefit appears to have gone unpunished by the Board.



FINANCIAL TIMES

New York judge freezes hedge fund manager Philip Falcone's assets

Decision follows failure to pay millions in legal fees in fight with regulators

A judge has upheld a decision by an arbitrator earlier in which Mr Falcone and Harbinger were ordered to pay $13.6m in legal fees to Dontzin Nagy & Fleissig © Christopher Goodney/Bloomberg

Ortenca Aliaj in London MARCH 9 2020

Source: *Financial Times*, New York judge freezes hedge fund manager Philip Falcone's assets, March 9, 2020.
Deposition of Philip Falcone in the matter *of Dontzin Nagy & Fleissig vs. Philip Falcone and Harbinger*, filed as of January 24, 2020.

MR. FALCONE'S LONG HISTORY OF REGULATORY ISSUES ALSO CONTINUES TO RAISE RED FLAGS

Mr. Falcone's regulatory bans and issues create unnecessary risks for stockholders

Banned by the SEC from the securities Industry

- Mr. Falcone entered into a settlement agreement with the SEC in 2013 after admitting wrongdoing and agreeing to a ban from the investment advisor industry, including a prohibition on adding new clients.

- Yet he and Harbinger Capital Partners still established a "Services Agreement" in 2015 with HC2, which controls more than $4 billion of securities via CGI, its insurance subsidiary.

Banned from the Insurance Industry

- Mr. Falcone is currently barred from the insurance sector in many states, including New York.

- Yet HC2 has a significant amount of capital invested in the insurance space.

- We know of no public company CEO who is banned from managing a major subsidiary by a regulator.



Philip Falcone testifies on Capitol Hill in Washington. (AP Photo/Kevin Wolf, photo)

Wages / shares garnished by New York

- HC2 is currently under an order from the Supreme Court of New York to garnish Mr. Falcone's wages and seize his shares for failure to pay his taxes.

- We know of no public company CEO whose wages are being garnished by a tax authority.

Source: Securities and Exchange Commission press release dated August 19, 2013.
Final decision and conditional order provided by the South Carolina Department of Insurance, dated July 12, 2018.
Verified petition, for a judgment pursuant to CPLR § 5227 extending the time in which to transfer property not capable of delivery or pay debts to the sheriff pursuant to an execution and levy served on May 10, 2019, to and including December 31, 2020, filed by New York County Clerk on August 7, 2019.

HIS BLATANT CONTRADICTIONS ARE EQUALLY TROUBLING

Mr. Falcone's communications have been inconsistent and misleading

> " If… RBC falls below 400 percent, then within five business days, <u>HC2 Holdings, Inc., […] agreed to contribute cash or other admitted assets</u> acceptable to the department as necessary to CGIC and UTAIC to restore the RBC level. "

Texas Commissioner of Insurance, December 27, 2016

> " As a reminder, this is a highly regulated industry and <u>the liabilities are ring-fenced</u>. Consequently, Holdco does not guarantee the long-term liabilities. "

Philip Falcone, August 2019 Earnings Call

> " Mr. Falcone is a named defendant in litigation in connection with certain personal financial matters… these matters which may be time consuming, <u>may divert Mr. Falcone's attention from management of our business and therefore may adversely affect our business</u>, and could result in the loss of certain shares of his investment in HC2. "

HC2 2019 10-K, March 16, 2020

> " Mr. Falcone's personal business does not interfere with running HC2's business. "

HC2 Press Release, March 31, 2020

A Better Board

A BETTER HC2

THE SOLUTION: OUR HIGHLY-QUALIFIED NOMINEES

Our slate possess the relevant experience, expertise and ownership perspectives to clean up the incumbent Board's mess and revive HC2

- We believe HC2 has <u>six viable assets</u> and each of our <u>six nominees</u> would help harness their value in a strategic, stockholder-first manner.

- The MG Capital slate will seek to produce optimal outcomes for all stockholders by:

  - Bringing **objective mindset**; remain open to all options, no longer wedded to CEO and Chairman Philip Falcone.

  - Making **evidence-based decisions**, unclouded by biases and emotions.

  - <u>NOT</u> prioritizing the interests of a CEO and corporate insiders at the expense of other stockholders.

  - Working to **return cash to stockholders** through cost containment, debt reduction, portfolio optimization and asset recovery.








OUR SLATE HAS THE DIVERSE QUALIFACTIONS THAT A HOLDING COMPANY IN HC2'S POSITION NEEDS



George R. Brokaw
Private Investor

Mr. Brokaw's extensive investing, legal and governance experience would make him a beneficial addition to the Board.

❑ Corporate governance expert

❑ M&A execution/diligence knowledge

❑ Broadcasting and tele-communications expertise

❑ JD and MBA, University of Virginia

If elected, Mr. Brokaw will take on the role of Lead Independent Director and Chairperson of the Audit & Finance Committee.



Kenneth S. Courtis
Starfort Investment Holdings

Mr. Courtis' investing expertise, governance experience and banking relationships would make him a beneficial addition to the Board.

❑ Corporate governance expert

❑ Multi-sector investment strategist with 30-year track record

❑ Constructive and energy expertise

❑ MBA INSEAD and Doctorate with honors Sciences Po

If elected, Mr. Courtis will take on the role of Chairman of the Board.



Michael Gorzynski
MG Capital Management, Ltd.

Mr. Gorzynski's investment, insurance turnaround and debt restructuring and refinancing experience make him a strong addition to the Board.

❑ Seasoned investment manager

❑ Debt restructuring expert

❑ Insurance and banking expertise

❑ MBA, Harvard

If elected, Mr. Gorzynski will take on the role of Board Member and Interim Chief Executive Officer of HC2.

OUR SLATE HAS THE DIVERSE QUALIFACTIONS THAT A HOLDING COMPANY IN HC2'S POSITION NEEDS (CONT.)



Robin Greenwood
Harvard Business School

Mr. Greenwood's business strategy expertise and insurance and pension expertise makes him an excellent prospective addition to the Board.

- ❏ Corporate governance expert
- ❏ Seasoned business strategist
- ❏ Insurance industry expert
- ❏ PhD in Economics, Harvard

If elected, Mr. Greenwood will establish and lead as Chairperson of the Governance, Compensation and Nominating Committee.



Liesl Hickey
Ascent Media

Ms. Hickey's strategic consulting background, policy experience and regulatory insights would make her a valuable addition to the Board.

- ❏ Regulatory insights
- ❏ Public policy strategist
- ❏ Advised Fortune 500 companies
- ❏ Former fellow at the University of Chicago's Institute of Politics

If elected, Ms. Hickey will establish a government affairs function at HC2. Ms. Hickey will be Chairperson, Regulatory & Stakeholder Responsibility Committee.



Jay Newman
Ginzan Management Ltd.

Mr. Newman's vast experience in the financial industry as an investor and executive would make him a beneficial addition to the Board.

- ❏ Cross-sector investing experience
- ❏ Debt restructuring and financing
- ❏ Corporate governance expertise
- ❏ JD, Columbia Law School

If elected, Mr. Newman will establish and lead as Chairperson of the Risk & Compliance Committee.

ENDORSEMENT FOR OUR NOMINEES



Kenneth S. Courtis

> " Ken Courtis served on the board of CapitaLand, one of the largest real estate groups in Asia Pacific, for some 9 years where I was the founding President and CEO. He also served on our International Advisory Board of the company. I had known Ken Courtis for several years previously as an eminent advisor to business and government. He has wide networks and exposure in US, Europe and Asia Pacific and understands as very few others how business, economics, good management and corporate governance work together. "

Liew Mun Leong, Chairman of Changi Airport Group and Surbana Jurong Group; Former CEO and Chairman of Capitaland

> " I have known Ken Courtis well for three decades both as a colleague, a fellow Board member and [he is] one of the very few people who is deeply engaged and truly knowledgeable about all parts of the world… [and] I have a strong sense of what makes a good director. "

John Thornton, Executive Chairman, Barick Gold

> " Ken generously advised the board and the company's senior management with detailed analysis of the latest economic, financial and political developments relevant to our businesses... Ken enriched us all with his powerful insights. He was authoritative with what he advised us on. He also contributed his entrepreneurial views to management and the board, and always encouraged our risk committee to be active and inquisitive. I regard Professor Courtis as a very valuable board member. "

> " I do strongly recommend Ken as a director…he clearly is an individual that deals with very large global issues and is able to analyze and digest these issues into workable strategies for a board to debate and execute. "

David N. Farr, Chairman and Chief Executive Officer, Emerson (NYSE: EMR)

ENDORSEMENT FOR OUR NOMINEES



Kenneth S. Courtis

" Ken is an outstanding director for the following reasons:

- he has unparalleled depth of experience in all parts of the world;

- he is a rigorous and strategic thinker;

- he is punctilious about governance standards;

- he is among the most original and creative thinkers I have ever known;

- he is reliable and a voice of calm and reason in difficult times;

- and he is low maintenance—he contributes solutions and is never part of the problem as many directors can be.

Any company would be fortunate to have him on its Board. "

John Thornton, Executive Chairman, Barrick Gold

ENDORSEMENT FOR OUR NOMINEES



Michael Gorzynski

> "Mike is one of my first calls for advice on complex strategic and financial issues.
>
> Mike would make an excellent CEO."

Alexander Jorov, Partner & Managing Director,
Boston Consulting Group

> "Mike took what looked like a near bankrupt Puerto Rican insurance company whose equity value was around $50 million at one point and helped reposition it to be sold for close to $1.4 billion.
>
> He acted with great stewardship and ethics along the way."

Michael Cricenti, Chief Investment Officer,
Magis Capital Partners

> "I've known Mike for over 15 years. He is a thoughtful, creative investor and leader.
>
> Any company would be lucky to have him as their CEO."

Ricardo Duenas, CEO, OMA

ENDORSEMENT FOR OUR NOMINEES



Robin Greenwood

"Robin is a first rate finance scholar, and he is especially wise about practical matters as well, which is why he is the first person I look to for advice.

He would be an excellent board member."

Mark Kritzman, President and CEO, Windham Capital Management, Senior Partner, State Street Associates

"Robin is a strategic thinker, an energetic collaborator, with a deep knowledge of macroeconomics and markets.

He is an ideal board member."

Malcolm Baker, Robert G. Kirby Professor of Business Administration, Harvard Business School, Board Member, Triton International

ENDORSEMENT FOR OUR NOMINEES



Liesl Hickey

❝ **Liesl has an incredible sense for the political and policy making process.**

She is an expert strategist, easy to work with and would make a great contribution to any board. ❞

Ryan Costello, Former US Congressman (PA-6)

❝ **Liesl is one of the best political strategists and issue advocates in America.**

She has successfully worked with policy makers at the highest levels.

She would make a hugely valuable asset to any board. ❞

Carlos Curbelo, Former US Congressman (FL-26)

ENDORSEMENT FOR OUR NOMINEES



Jay Newman

“Having worked with Jay for more than 20 years, I can attest to his exceptional thought leadership.

That, combined with his proven ability to address collaboratively complex business and legal issues, resulting in a long string of memorable successes, make him an ideal candidate for a seat on the board of virtually any corporation.”

Robert A. Cohen, Retired Senior Litigation Partner, Dechert LLP

“Jay is an accomplished strategist and expert in asset recovery.

He has successfully led some of the largest and most complex international debt restructurings. His contribution would be incredibly additive to any board of directors.”

Brian P. Miller, Director, Inseego Corp. (Formerly an HC2 Holdings Company)

A Better Strategy

A BETTER HC2

WE HAVE A STRONG VISION FOR VALUE CREATION

Based on an exhaustive analysis of HC2's current corporate structure and present portfolio, we have developed a pragmatic, systematic strategy for enhancing stockholder value

Improve Governance and Eliminate Conflicts



Enhance Holding Company Operations and Cut Costs



Monetize Non-Core Assets to Generate Needed Liquidity



Systematically Reduce Holding Company Debt



Implement Disciplined Asset Management Criteria



Prioritize the Recovery of Misappropriated Resources



We see a clear path to delivering stockholders ~$9 or more per share in value.

THREE PILLARS OF THE PATH TO ~$9 PER SHARE OF VALUE

Executing on our pillars will allow us to expeditiously pay down holding company debt and beginning returning cash to stockholders

1

Reducing go-forward annual overhead by 75% right away

We are prepared to target the reduction of excessive overhead costs immediately:

- $10mm-$15mm in annual executive comp

- Reduce by 50% annual director fees and BoD costs

- $3mm per year in annual real estate and related party fees

- $5mm in opaque administrative overhead that stockholders do not have visibility into

2

Generating up to $500 million in liquidity over 3-12 months

We are ready to quickly and thoughtfully pursue sources of non-core liquidity that include:

- Complete sale of 30% stake in Huawei Marine Networks ("HMN") joint venture → **~$86mm**

- Monetize 19% stake put-option in HMN joint venture → **~$54mm**

- Sale or joint venture of HC2 Broadcasting → **$75-$125mm (net of debt)**

- Sale or joint venture of Pansend Life Sciences' assets to secondaries fund or to partners, including management company → **$150-$225mm**

- ICS Group Holdings → **$5-$10 million**

3

Re-focusing the portfolio on core assets within 12 months

We will focus resources on three core, EBITDA-positive assets that will grow or be monetized in time:

- DBM Global ("DBM")

- Continental General Insurance ("Continental" or "CGI")

- American Natural Gas ("ANG")

ESTABLISH A STRONG BOARD COMMITTEE STRUCTURE

Our slate has already devised how to best structure committees that will immediately address the issues plaguing HC2



Kenneth S. Courtis
Chairman of the Board



George Brokaw
Chairperson, Audit & Finance Committee

The purposes of the committee are to oversee the integrity of the Company's financial statements, oversee the independent auditors' qualifications and independence and oversee the performance of the independent auditors and the Company's internal audit function and advise the Board on the Company's financing needs and options.



Robin Greenwood
Chairperson, Governance, Compensation and Nominating Committee

The purposes of this committee include recommending governance guidelines applicable to HC2; identifying, reviewing and evaluating individuals qualified to become directors; and setting compensation and performing related oversight.



Liesl Hickey
Chairperson, Regulatory & Stakeholder Responsibility Committee

The purposes of this committee are to provide oversight of the Company's responsibilities to its regulators, minority partners and other stakeholders.



Jay Newman
Chairperson, Risk & Compliance Committee

The Committee assists the board in oversight of risk, compliance with legal and regulatory requirements. The committee assists in reviewing partnerships, related party transactions and to identify inappropriate payments that may be recoverable by the corporation.

INSTALL INTERIM CHIEF EXECUTIVE OFFICER

In addition to serving on the Board, nominee Michael Gorzynski would assume the role of interim CEO during transition period



- **Mr. Gorzynski is well equipped to manage HC2**
  - Brings extensive knowledge of HC2 from multiple years of analysis and diligence.
  - Has almost 20 years of experience in the investment management, insurance and financial services worlds.
  - Previously spent more than 5 years at Third Point, one of the asset management industry's most respected institutions, where he handled in investments in:
    - ✓ Insurance and financials companies
    - ✓ Infrastructure and industrials companies
    - ✓ Energy companies
    - ✓ Healthcare companies
    - ✓ Technology companies
  - Participated in dozens of insurance and debt-related restructurings and transactions, such as:
    - ✓ Restructured a Puerto Rican insurance company (valued as low as $50 million at purchase) and repositioned it for sale of nearly $1.4 billion.

> **Mr. Gorzynski is highly-qualified to serve as interim CEO and a member of the Board.**
>
> He will also be able to draw on the counsel and expertise of the other experienced Nominees, who are committed to being high-touch directors and assuming responsibilities for important board-level initiatives.

IDENTIFY AND HIRE A PERMANENT CEO

We have already engaged with a leading executive search firm about helping supply a reconstituted Board with premier candidates

- **Ultimately, we believe the right CEO for HC2 will:**

  o Have demonstrated experience in the investment management world and knowledge of the sectors in which HC2 invests.

  o Possess a track record that does not include concerning legal, financial or regulatory issues.

  o Come in eyes wide open with regard to both Company issues and Board perspectives.

  o Be prepared to own these challenges and commit to solving them for stockholders.

  o Be prepared to engage with portfolio company management team to (i) get buy-in and (ii) assess the capabilities and (iii.) identify where HC2 can offer synergies or support.

- **Once the right permanent CEO is identified, it will be essential for the Board to assist with:**

  o Providing proper oversight and hands-on approach during transition period.

  o Ensuring collaboration with regard to HC2's strategic vision and long-term plan.

  o Delivering ongoing candid advice and perspectives to CEO on issues and opportunities at HC2.

> ## Stable and qualified leadership can put HC2 on the right path.
>
> HC2 has clear upside potential under the right CEO, particularly if he or she is supported by a Board with relevant expertise and a strong commitment to stockholders.

PRIORITY #1: SUBSTANTIALLY CUT CORPORATE OVERHEAD

High annual overhead has crushed HC2, representing nearly a $4 per share headwind today

- **Reduce holding company operating expenses substantially:**
  - 2021 estimate is $25 million at a 10% capitalization rate that is $250 million of value destruction or over $4 a share.
  - Corporate lease alone at $2.7 million is over $27 million of value at 10% or nearly 40% of the current pre-dilution share price.
  - Board members in 2019 were paid over $200k each on average – at over $1 million a year in estimated Board fees at a 10% capitalization rate is nearly 15% of the equity value of HC2.
  - In 2018, Mr. Falcone alone was paid over $11.5 million in total compensation… **At a 10% capitalization rate that is worth $1.89 a share!**
  - **We expect to cut 75% of current holding company level corporate expenses**, which we estimate are currently running at $25-30 million.

Takeaway #1:

We can save stockholders upwards of $4 per share by making aggressive cuts to compensation, real estate and related party payments.

Source: B.Riley, Company Materials, MG Capital Analysis

PRIORITY #2: IDENTIFY NON-CORE SOURCES OF LIQUIDITY

Rolling the dice has failed, with approximately $400 million of holding company debt due at the end of 2021 (paying $45 million of interest)

- **The reconstituted Board will focus on monetizing non-core assets that:**
  - Are easily monetizable, like closing the announced 30% HMN JV stake and selling the 19% HMN JV put-option.
  - Have some asset value (but are too speculative and require significant incremental investment like HC2 Broadcasting and Pansend Life Sciences).

- **The reconstituted Board will pursue potential sources of non-core liquidity that include:**
  - Completion of the HMN JV 30% stake sale – $86 million.
  - Monetization of HMN JV 19% stake put-option – $54 million.
  - Sale or JV of HC2 Broadcasting – $75-125 million (net of debt).
  - Sale or JV of Pansend Life Sciences assets to a secondaries fund or to current partners including the Pansend management company – $150-$225 million.
  - Divestiture of ICS Group Holdings – $5-$10 million.
  - Total potential liquidity – $370-500 million.

Takeaway #2:

HC2 needs to tap non-core sources of liquidity in order to avoid bankruptcy – and we see up to $500 million of potential liquidity to unlock.

Source: B.Riley, Company Materials, MG Capital Analysis

PRIORITY #3: FOCUS ON THE CROWN JEWELS

Stop "rolling the dice" – HC2 should not sell the performing cash flowing crown jewels

- Stop "rolling the dice" and focus on businesses with little capital need and the ability to generate free cash flow.

- Fix broken relationships with regulators (Continental), minority stockholders (DBM) and creditors.

- Focus on growing and managing the "crown jewels" and cash flow contributors.

- Streamline the asset base through "split-offs," spin-offs and further divestitures as assets scale.


- Recent valuation: $455 million – OpCo debt: $126.1 million = $304.23 million @ 92.5% ownership.
  Value Per 60.8 million Fully Diluted Shares = $5.00


- Recent valuation: $225 million at .7x adjusted book value.
  Value Per 60.8 million Fully Diluted Shares = $3.70


- Recent valuation: $40 million at investment cost.
  Value Per 60.8 million Fully Diluted Shares = $0.65

Takeaway #3:

We see total potential value per fully diluted share of $9.36.

Source: B.Riley, Company Materials

ASSET SPOTLIGHT: DBM

Independent Slate sees opportunity to participate in growth of attractive engineering and construction market

The North American Structural Steel Market Is projected to grow at a 3.4% CAGR	About DBM

The Global Steel Fabrication Market is forecasted to grow by 5.68%



DBM Global offers integrated steel construction services, including design-assist, design-build, engineering, BIM participation, 3D steel modeling / detailing, fabrication, advanced field erection, project management and state-of the-art steel management systems. DBM services major market segments including commercial, healthcare, convention centers, stadiums, gaming and hospitality, mixed used and retail, industrial, public works, bridges and transportation and international projects. GrayWolf Industrial ("GW"), a recently acquired subsidiary of DBM, offers services in the heavy maintenance and repair industry, further diversifying its offering and dampens the impact of the cyclical new construction industry.

 

Source: Mordor Research; Maximize Market Research; B.Riley, & Company Materials

DBM is an excellent business stifled by current HC2 management.

Issues to be resolved by new management	DBM's assets are global leaders particularly in the steel erection market

▪ Bidding for large scale projects particularly large public projects favors a high quality credit profile –
  ▪ Mr. Falcone has starved DBM of capital to make interest payments.
▪ The bidding process favors company's with a positive reputation.
  ▪ Mr. Falcone's long list of regulatory and personal financial problems is an overhang.
▪ Minority shareholders are upset that they have not been treated equitably and are threatening to take positions that may threaten the dividend.
  ▪ The relationship with minority shareholders has to be rebuilt.
	▪ DBM is publicly listed, 92.5% owned by HC2, industry leading engineering and construction business.
	▪ Opportunity to normalize relationship with minority stockholders currently in a dispute with HC2.
	▪ Opportunity to consolidate a fragmented industry by a leading steel erection business with over 1,700 steel fabricators in the US.
	▪ Attractive portfolio of assets including: DBM Vircon, Schuff Steel, & Graywolf.
	▪ Recent analysis puts value at $455 million.

Summary of Key Financial Metrics

Income Statement	Twelve Months Ended	
($millions)	December 31,	
Net Revenue	713.3	716.4
Net Income	24.7	27.7
Adjusted EBITDA	75.7	60.9

ASSET SPOTLIGHT: CGI

We see opportunity to participate in consolidation of the Long-Term Care Market

As insurance carriers exit the market it creates an opportunity for Continental to consolidate blocks	Continental has a strong claims & administration platform



Number of Insurers Offering LTC Policies

- Opportunities to continue to consolidate the market would reopen under new management.
- Opportunity to professionalize the investment management function.
- Split/Spin off opportunity to stockholders directly.
- Platform is highly scalable and capable of adding further volumes.
- In the past decade, the market has grown from covering fewer than three million lives to now covering approximately seven million lives. According to the U.S. Department of Health and Human Services (HHS), about 12 million of America's senior citizens will require long-term care in 2020.
- Despite the growing need, the number of insurers offering LTCI coverage has decreased from slightly over 100 in 2004 to about a dozen in 2018.

Source: NAIC, NBER

ASSET SPOTLIGHT: CGI (CONT.)

CONTINENTAL LTC INC.

Independent Slate sees opportunity to participate in consolidation of the Long-Term Care Market

Issues to be resolved by new management

- Continental is under investigation by the Texas Department of Insurance for related party transactions and issues related to corporate governance.
- Mr. Falcone and the current board are banned from the day to day management of the insurance business.
- We understand the Company's Executive Chairman was turned over – no announcement was made to shareholders.
- Some of Continental's investments look out of place for an insurance company including investments in – a luxury jewelry business, a luxury private jet chartering service and mortgages against luxury homes on the Upper East Side and in the Hamptons.
- Continental should be split-off or spun out of HC2.

Continental has a strong claims & administration platform

Continental Insurance Group provides long-term care ("LTC"), life, annuity and other accident and health coverage to approximately 145,000 individuals. The benefits provided by CIG's insurance operations help protect policy and certificate holders from the financial hardships associated with illness, injury, loss of life or income discontinuation.

Summary of Key Financial Metrics

Balance Sheet	**December 31,**	
	2019	**2018**
Statutory Surplus	~$301M	~$255M
Total Adjusted Capital	~$338M	~$289M
Total GAAP Assets	~$5.6B	~$5.2B
Cash & Invested Assets	~$4.5B	~$4.0B

Income Statement *($millions)*	**Twelve Months Ended December 31,**	
Net Revenue	331.6	217.1
Net Income	59.4	165.2
Pre-Tax AOI	85.7	0.6

Source: Continental filings & HC2.

ASSET SPOTLIGHT: ANG

Independent Slate sees opportunity to participate in growth of the compressed natural gas market

The CNG market is growing at a CAGR of 14.1%	ANG should enjoy tailwinds from affordable, cleaner gas



Compressed Natural Gas Market

- Company is a leading operator of compressed natural gas filling stations.
- Opportunity to benefit from the fast growing Compressed Natural Gas market.
- Opportunity to benefit from fleet migration to cleaner burning fuels.
- Tax incentive environment is positive and ANG should benefit for at least the next 3 years.
- Business has proven cash flow generation with limited incremental capital need.
- ESG tailwinds should continue to drive growth and ultimately provide a robust exit opportunity.



ASSET SPOTLIGHT: ANG

Independent Slate sees opportunity to participate in growth of the compressed natural gas market

Issues to be resolved by new management	Overview

- With $39 million of revenue and $17 million of EBITDA in 2019, of which $10.6 million was related to the recognition of the AFTC tax credit, the Company is sub-scale.
- Scaling the business will be difficult with recently low oil prices.
- Corporates are going to be less likely to want to invest in "green" projects as their balance sheets have become stressed by the Corona virus environment.
- Extension of the AFTC past 2020 will be critically important to the long-term success of the Company.

American Natural Gas designs, builds, owns, operates and maintains compressed natural gas ("CNG") fueling stations for transportation. ANG has been building a premier network of publicly accessible heavy duty CNG fueling stations throughout the United States designed and located to serve fleet customers.

Summary of Key Financial Metrics

Income Statement	Twelve Months Ended	
($millions)	December 31,	
Net Revenue	39.0	20.7
Net Income	4.2	(0.9)
Adjusted EBITDA	17.0	5.5
GGE	18.9	11.8

ASSET SPOTLIGHT: PTGI

PTGi International Carrier Services

Independent Slate sees opportunity to continue to generate cash from runoff telecommunications business

Runoff free cash flow generation

- With revenues close to $700 million and razor thin EBITDA margins of $3.4 million in 2019 the business is facing significant secular challenges.
- The business is threatened by free VOIP services and OTT applications like Whatsapp, Skype, etc. as consumers continue to migrate away from paid long distance telephony to these free services.



Overview

PTGi-ICS is an international wholesale telecom service company that provides voice and data call termination to the telecom industry worldwide through its own global network of next-generation IP soft switches and media gateways, connecting the networks of incumbent telephone companies, mobile operators and OTT companies worldwide.

Summary of Key Financial Metrics

Income Statement *($millions)*	**Twelve Months Ended December 31,**	
Net Revenue	696.1	793.6
Net Income	(1.4)	4.6
Adjusted EBITDA	3.4	5.3

Source: HC2 & MG Capital analysis

PANSEND

ASSET SPOTLIGHT: PANSEND

Independent Slate sees opportunity for secondary sale or partial monetization of Pansend

Potential Monetization Opportunity	Pansend Well Positioned For Secondary Market
▪ Monetizing Pansend's portfolio could generate an immediate $200 million in a secondary sale. ▪ Given Pansend's track record there is an opportunity to monetize Pansend's general partnership either through a sale or retention of a GP stake as Pansend raises outside capital. ▪ Pansend's portfolio will require significant additional capital. ▪ Raising a third party fund will allow Pansend to properly capitalize it's existing investments, enabling it to compete more broadly with other similar funds and provide an avenue for future growth.	▪ Pansend's growth and access to capital have been impaired by its dependency on HC2 and its being captive within a public company. ▪ Large allocators are increasingly looking to invest in seasoned portfolios for investment. ▪ Pansend would be better served to joint venture with a large allocator. ▪ We see an opportunity to monetize both the existing portfolio and the PANSEND General Partnership stake through a secondary sale or JV. ▪ Pansend should be repositioned to compete more broadly for capital with other health care private equity and venture capital firms.

Source: B.Riley & MG Capital analysis

ASSET SPOTLIGHT: HC2 BROADCASTING

Independent Slate sees opportunity for sale, partial monetization of HC2 Broadcasting

Potential Monetization Opportunity	HC2 Broadcasting Has Real Asset Value
▪ We understand that Mr. Falcone has had a long term "love affair" with investing in "spectrum plays." ▪ His previous company Lightsquared went through bankruptcy, it's latest reincarnation Ligado is on the brink of bankruptcy having hired a restructuring advisor with Second Lien Debt trading at 16 cents. ▪ Lightsquared's previous reincarnation Motient (a Company we understand Mr. Barr is familiar with) also went bankrupt. ▪ We've seen a long list of similar well meaning "spectrum plays" all go bankrupt ▪ The analysis is always similar (on a MHz-Pop they're worth billions). ▪ Unfortunately, the licensing environment and capital needs are massive and few have succeeded.	▪ While it's easy to fall in love with the potential of these "spectrum plays" the reality of HC2 is that it has a high cost of capital and lacks the infrastructure to exploit what has historically proved to be a capital intensive business with hugely binary regulatory risk. ▪ HC2 is in no financial position to fund these capital needs nor absorb potential industry and regulatory risks. ▪ We believe there are plenty of interested parties that are better financially equipped with the infrastructure needed to build HC2 Broadcasting. ▪ We believe the value in HC2 Broadcasting is in a traditional "BIA" valuation not far from where HC2 purchased these assets or between $75 and $125 million after paying off its debt.

Source: B.Riley & MG Capital analysis

LONGER-TERM FOCUS: RECOVER WASTE AND POTENTIALLY INAPPROPRIATE EXPENDITURES

Investigate potentially inappropriate related-party payments, compensation and questionable transactions

- In order to further assess compensation and related party payment issues that we have identified, we intend to establish a special committee to focus on analyzing and recovering any egregious or illegal waste that occurred at stockholders' expense.

- Based on Jay Newman's robust asset recovery credentials and his multi-decade tenure at Elliott Management, where he oversaw numerous litigation matters, we believe he is exceptionally well-qualified to lead such a committee.

- We believe our nominees will have an opportunity to potentially recoup losses and waste linked to excessive compensation, related party fees and HC2's questionable and under-disclosed transactions.

- We remind stockholders that Mr. Falcone's latest 13D discloses 17.2% beneficial ownership including shares and options almost exclusively driven by compensation.

> **HC2 can try to recover what was wasted away at stockholders' expense.**

Source: Philip Falcone 13D filed on February 14, 2020.

OVERVIEW OF OUR 100-DAY TRANSITION PLAN

Recognizing the importance of a responsible and well-executed transition amidst a change-in-control, our nominees have assembled a detailed plan

SUMMARY OF 100-DAY PLAN	
CORPORATE PRIORITIES	**PORTFOLIO PRIORITIES**
▪ **Establish legal and financial continuity around change-in-control.** ▪ **Ensure the reconstituted Board is equipped with the information and resources it needs.** ▪ **Install interim CEO (Mr. Gorzynski).** ▪ **Enlist identified search firm to recruit top-tier candidates.** ➢ *Identify permanent CEO by week 12.* ▪ **Initiate review of audit, finance, legal, corporate development and admin functions.** ➢ *Replace underperforming personnel following review.* ▪ **Initiate review of costs related to overhead, real estate and services agreements.** ➢ *Enact first round of comp and service cuts.* ▪ **Initiate review of debt and refinancing options.** ▪ **Engage with top equity and debt investors to inform improved IR.**	▪ **Meet with the management teams of each portfolio company.** ➢ *Understand quantitative and qualitative needs, concerns and opportunities.* ▪ **Engage with the relevant regulators on behalf of certain portfolio companies (e.g. CGI).** ➢ *Establish plan to meet regulatory requirements and repair relationships.* ▪ **Commence top-to-bottom portfolio review:** ➢ *Assess detailed financials and plans.* ➢ *Identify why certain assets are no longer reported on.* ➢ *Confirm which assets can be deemed "core."* ➢ *Establish divestiture plan for sources of liquidity.*

Conclusion: A Better HC2

A BETTER HC2

WE STAND FOR A BETTER HC2

Our slate believes there is a clear, practical path to averting financial ruin and unlocking stockholder value at HC2

If elected, our nominees will pursue this path and catalyze meaningful change by:

- Adding true expertise, independence and ownership perspectives to the Board.

- Addressing poor governance issues and eradicating conflicts of interest.

- Eliminating waste and corporate excess.

- Optimizing the portfolio to focus on "crown jewels."

- Pursuing the recovery of inappropriate expenditures and misused assets.

- Extinguishing holding company debt.

- Returning cash to stockholders.

A BETTER HC2 BEGINS WITH A BETTER BOARD

Appendix: Nominee Biographies

A BETTER HC2

GEORGE R. BROKAW



GEORGE R. BROKAW

George R. Brokaw, 52, currently serves as a Managing Partner of Trail Creek Partners LLC, which he joined in 2019. Mr. Brokaw is a private investor through several private and public investment vehicles. Prior to Trail Creek Partners, from October 2013 to November 2018, he served as a General Partner of the investment firm Trafelet Brokaw & Co., LLC. Prior to forming Trafelet Brokaw & Co., Mr. Brokaw served as Managing Director of Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC. Mr. Brokaw previously held senior roles at Perry Capital, LLC, and Lazard Freres & Co. LLC. Mr. Brokaw has extensive board experience and is a member of the Board of Directors of Alico, Inc. (NASDAQ: ALCO), which he joined in November 2013, Consolidated-Tomoka Land Co. (NYSEAMERICAN: CTO), which he joined in 2018, and DISH Network Corporation (NASDAQ: DISH), which he joined in October 2013. He has significant public company Audit, Compensation, Nominating & Executive Committee experience and is currently a member of each of the foregoing committees of DISH. He also serves on several not-for profit boards including the French American Foundation, Huguenot Society of America and the Society of Mayflower Descendants. He previously served as a director to several public and private companies, including: Modern Media Acquisition Corp., North American Energy Partners Inc., Capital Business Credit LLC, Timberstar, Capital Business Credit LLC, Exclusive Resorts, LLC, and Value Place Holdings LLC. Mr. Brokaw received a BA degree from Yale University, a JD/MBA from the University of Virginia and is a member of the New York Bar. We believe that Mr. Brokaw's extensive financial and governance experience would make him a beneficial addition to the Board.

KENNETH S. COURTIS



KENNETH S. COURTIS

Kenneth S. Courtis, 64, is a financial executive with over 30 years of investment banking and board of directors experience. Since January 2009, Mr. Courtis has served as the Chairman of Starfort Investment Holdings. Previously, he served as Vice Chairman and Managing Director of Goldman Sachs, and Chief Economist and Investment Strategist of Deutsche Bank Asia. He is and has been a member of the boards and advisory councils of a number of leading international firms, including Emerson, Daimler, CapitaLand (OTCMKTS: CLLDY), China National Offshore Oil Corporation and GEMS private equity funds. He is associated with NM Capital Partners, a Hong Kong based private equity firm focused on China. He received an undergraduate degree from Glendon College in Toronto and an MA in international relations from Sussex University in the United Kingdom. He earned an MBA at the European Institute of Business Administration and received a Doctorate with honors and high distinction from l'Institut d'etudes politiques, Paris.

MICHAEL GORZYNSKI



MICHAEL GORZYNSKI

Michael Gorzynski, 42, is the Managing Member of MG Capital Management, Ltd. a family office focused on complex value oriented investments, which he joined in 2012. From 2006-2011, he invested in special situations globally at Third Point LLC, a large asset management firm, where he focused on macro, event-driven, distressed and private investments across the capital structure (equity, hybrids, bonds, & loans). He is an expert in restructurings and in the insurance and banking industries, having participated in dozens of large scale bank and insurance company restructurings. Mr. Gorzynski has led investments in a variety of sectors and industries globally. He began his career at Credit Suisse First Boston in the technology investment banking group and at Spectrum Equity Investors, a private equity fund in Boston. He earned a BA from the University of California, Berkeley, and received an MBA from Harvard Business School. He was a visiting scholar in the Finance Department at Harvard Business School where he taught value investing.

ROBIN GREENWOOD



ROBIN GREENWOOD

Robin Greenwood, 43, has been the George Gund Professor of Finance and Banking at Harvard Business School, or HBS, since 2013 and began serving as Head of the Finance Unit in 2018. At HBS he is the faculty director of the Behavioral Finance and Financial Stability project and co-chairs the Business Economics PhD program. Mr. Greenwood also currently serves as a member of the Financial Advisory Roundtable of the Federal Reserve Bank of New York and a Research Associate at the National Bureau of Economics Research, which he joined in 2017. His research has focused on the insurance and pension industries, financial institution stability, regulatory capital adequacy, credit, and interest rate markets. Mr. Greenwood received a PhD from Harvard in Economics, and BS degrees in Economics and Mathematics at MIT.

LIESL HICKEY



LIESL HICKEY

Liesl Hickey, 46, is a veteran political strategist who has worked at the highest levels of politics and issue advocacy. She has extensive experience dealing with regulatory, political and public policy issues related to government and the private sector. She has directed large-scale campaign operations and high-profile public affairs efforts for trade, energy, and healthcare issues. She has spent her political career crafting messages and strategies with a focus on women. Since 2016, Ms. Hickey has served as a senior advisor at each of Guide Post Strategies, Blitz Canvassing and Pathway Partners, and as a partner at Ascent Media. In addition, since 2015, she has provided political consulting services through RAE LLC. Prior to that, from 2015 to 2016, she served as an executive director of Right to Rise and a partner at Patchwork Productions. From 2013 to 2014, Ms. Hickey was the Executive Director of the National Republican Congressional Committee (NRCC). Ms. Hickey was previously Chief of Staff to then-Rep. Mark Kirk (IL). Hickey also was a Senior Director for Campaigns at Bono's ONE Campaign where she oversaw a $40M national, presidential advocacy effort to fight global poverty and disease. She was a fellow at the University of Chicago's Institute of Politics and a contributor to the Wall Street Journal's former "Think Tank". Hickey is a graduate of Southern Methodist University.

JAY NEWMAN



JAY NEWMAN

Jay Newman, 68, currently serves as the Managing Member of Ginzan Management Ltd., a family office he founded in 2016. He has over 40 years of experience working in the finance industry as a lawyer, investment banker and principal investor. Immediately prior to establishing Ginzan, Mr. Newman was a Senior Portfolio Manager and Member of the Management Committee at Elliott Management Corporation where he worked for over 20 years. He has managed and led some of the largest and most complex distressed sovereign debt restructurings and refinancings globally. Previously, he worked as a managing director at multiple investment banks including: Morgan Stanley, Dillon Read and Shearson Lehman. After completing a Federal Appeals Court Clerkship he began his career as an associate at Cravath Swaine & Moore. He is a graduate of Yale College, Columbia Law School and completed an LLM in Tax at New York University.

Appendix: A Brief History of HC2

A BETTER HC2

A BRIEF HISTORY OF HC2

HC2 was built by Mr. Falcone to circumvent his securities industry ban and extract value on the back of stockholders

2014

- **Mr. Falcone settles with the SEC, admitting wrongdoing, and is banned from the Securities Industry, paying substantial penalties in 2013.**
- **January 2014, Wayne Barr, Jr. joins PTGI board, now HC2 Holdings, Inc.**
- January 2014, HRG Group Inc. reports a 40.5% stake in PTGI Holding, Inc. now HC2 Holdings, Inc.
- **January 2014, the Board appoints Philip Falcone to the Board.**
- **March 2014, Falcone sued by Pension Haverhill Retirement System who alleges, "Falcone effectively used Company assets to bail himself out of a personal financial crisis." According to *The New York Times*.**
- April 2014, PTGI was renamed HC2 Holdings, Inc.
- May 2014, HC2 Holdings Inc acquires a 65% stake in Schuff International, now DBM Global Inc. The transaction was announced on 05/13/2014 and completed on 05/30/2014.
- **May 2014, Mr. Falcone appointed Chairman, President and Chief Executive Officer of HC2.**
- August 2014, HC2 announces acquisition of a majority interest in American Natural Gas.
- September 2014, Invests in Novatel Wireless.
- September 2014, HC2 announces acquisition of Global Marine Systems Limited and completes related financing transactions.
- **October 2014, Invests in Nervve Technologies, now defunct.**
- **November 2014, Falcone steps down from his role as Chairman & CEO of HRG Group, to "devote his time to the [Harbinger] hedge fund... and to HC2 Holdings, Inc."**
- November 2014, Closes $250MM senior secured notes offering.
- November 2014, Life sciences subsidiary invests in BeneVir, a biotechnology company focusing on oncolytic viral immunotherapy.
- December 2014, Life sciences subsidiary forms R2 Dermatology to develop a skin brightening medical device.

A BRIEF HISTORY OF HC2

2015

- January 2015, DMi subsidiary acquires NASCAR-related assets and exclusive licensing rights to build interactive games.

- March 2015, Completes $50MM tack-on to senior secured notes.

- April 2015, Forms Continental Insurance Group, HCHC's insurance company platform.

- June 2015, Acquires interest in Gaming Nation (FAN.V; N/R), a portfolio of information platforms to the sports/entertainment industry.

- August 2015, Agrees to provide staged financing for MediBeacon, a developer of proprietary non-invasive real-time monitoring systems.

- October 2015, HRG Group completes the exit of its entire equity position in HCHC.

- November 2015, Prices and issues $51.5MM of equity at $7.00 per share to finance investments, acquisitions, and operations.

- December 2015, Completes acquisition of LTC and life insurance units from American Financial Group (AFG; N/R).

2016

- February 2016, Life sciences subsidiary increases ownership of BeneVir to 60% and obtains control of company.

- February 2016, Global Marine Systems acquires 60% interest in Cwind.

- **February 2016,   Non-Reliance and Restatement of Certain Historical Financial Statements associated with a bargain purchase gain.**

- April 2016, HC2 Holdings sppoints Andrew G. Backman as Managing Director of Investor Relations and Public Relations.

- May 2016, HC2 submits letter to The Andersons Inc. regarding potential acquisition via a $37 per share cash offer.

- June 2016, HC2 submits second letter to The Andersons Inc. regarding potential acquisition.

- June 2016, MediBeacon™ Inc., maker of proprietary, non-invasive, real-time monitoring systems, acquires Mannheim Pharma & Diagnostics.

- October 2016, HC2 portfolio company DBM Global acquires PDC Global's Detailing and Building Information Modeling management business, as well as BDS VirCon, a global steel, rebar detailing, and BIM firm.

- December 2016, HC2 portfolio company American Natural Gas acquires Questar Fueling Company and Constellation CNG.

A BRIEF HISTORY OF HC2

2017

- January 2017, HC2 Holdings refinances Senior Secured Notes with net proceeds from a $55 million Senior Secured Notes offering.
- May 2017, HC2 Holdings transfers the listing of its common stock from the NYSE MKT to the NYSE.
- June 2017, HC2 Holdings closes a private placement of $38 million Senior Secured Notes.
- June 2017, HC2 acquires majority ownership of DTV America.
- September 2017, HC2, via subsidiary, acquires all Mako assets related to the ownership and operation of low power television stations.
- October 2017, Global Marine Group, a subsidiary of HC2, acquires Fugro's trenching and cable lay services business valued at $73 million.
- November 2017, HC2 portfolio company Continental General Insurance acquires Humana Inc.'s Long-term care insurance business.
- November 2017, HC2 broadcasting subsidiary HC2 Network Inc. acquires Azteca America, a Spanish-language broadcast network.

2018

- May 2018, HC2 Holdings announces a private offering of $110 million Senior Secured Notes to refinance Senior Secured Bridge loans.
- May 2018, HC2 portfolio company BeneVir Biopharm is acquired by Janssen Biotech, Inc for up to $1.04 billion.
- August 2018, HC2 portfolio company Continental General Insurance completes its $24 billion acquisition of long-term care insurance business KMG.
- October 2018, HC2 portfolio company DBM Global In. acquires GrayWolf Industrial, a specialty maintenance, repair and instillation services provider, for $135 million.
- October 2018, HC2 announces it will explore strategic alternatives for its Global Marine subsidiary.
- October 2018, HC2 Holdings announces a $535 million Senior Secured Notes private offering to refinance 11% Senior Secured Notes.
- November 2018, HC2 Holdings reduces previous Senior Secured Notes private offering to $470 million with an additional $55 Million Convertible Senior Secured Notes offering.
- November 2018, HC2 Holdings announces the completed acquisition of GrayWolf Industrial by its portfolio company DBM Global Inc.

A BRIEF HISTORY OF HC2

2019

- June 2019, HC2 portfolio company American Natural Gas acquires ampCNG, a natural gas fuel provider, for $41 million.

- July 2019, HC2 portfolio company MediBeacon announces $30 Million investment from Huadong Medicine and an exclusive commercialization partnership in Greater China.

- October 2019, HC2 Broadcasting, a subsidiary of HC2, announces the issuance of $78.7 million notes to retire existing notes and generate working capital.

- October 2019, HC2's marine services segment Global Marine Group announces sale of 30% of their 49% equity in Huawei Marine Networks joint venture, valued at $140 million.

2020

- January 2020, HC2 announces agreement to sell Global Marine Group, excluding the HMN joint venture, for $250 million to J.F. Lehman & Company LLC.

- February 2020, HC2 Holdings announces advanced discussions for the potential divestiture of its 100%-owned indirect subsidiaries, Continental Insurance Group Ltd. and Continental General Insurance Company.

- March 2020, HC2 Holdings announces completion of Global Marine Group sale for a net proceed of $99 million.